FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 15 May 2004 – 20 May 2004

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Media Release

Telecom	Ready to Deliver Unbundled Services 19 May 2004

MEDIA RELEASE

19 May 2004

Telecom ready to deliver unbundled services

Telecom is well advanced in its planning to deliver the unbundled services which the Government has endorsed.

The Government today announced it had accepted the Commerce Commission’s recommendation to require bitstream unbundling and the delivery of unbundled partial circuits.

“We have been prudently working on getting ready to deliver these services to our competitors, and will have them available in June and September respectively,” General Manager Government & Industry Relations Bruce Parkes said today.

“We are totally committed to making the recommendations work.

“We believe a growing, competitive broadband market will be good for everyone – customers, competitors and Telecom.

“Having rolled out broadband to 92% of lines and set a target of 250,000 residential broadband customers by the end of next year, we’re totally committed to broadband.

“We see about a third of the 2005 target being delivered by competitors through a combination of unbundled and wholesale services.

“These decisions lay out a way for competitors to use our infrastructure to develop their own broadband services – both for residential and small and medium business customers who require JetStream-type services and for corporate customers with higher bandwidth needs.

“As we have made clear, we see the Unbundled Bitstream Service (UBS) as a good start point for the industry. It reflects where the market is now and will inevitably develop as the market develops.”

Mr Parkes said New Zealand had been through a long and intensive debate over unbundling since 2000.

“Now that we at last have some certainty, we can get on with the job and focus on delivering for customers,” Mr Parkes said.

ENDS

For more information, please contact:

John Goulter

Public Affairs & Government Relations Manager

04 498 9369

027 232 4303

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	20 May 2004